April 8, 2015

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Superior Industries International, Inc. Additional Definitive Soliciting Materials Filed March 30, 2015 File No. 001-06615

Dear Mr. Duchovny:

On behalf of Superior Industries International, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 2, 2015 with respect to the above-referenced filing. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type herein.

Additional Definitive Soliciting Materials

Comment:

1. Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note your disclosure that GAMCO is conducting “another needless, costly and distracting proxy contest to elect its own director candidates to your Board, despite the failure of similar attempts in 2013 and 2014.”

Response:

The Company recognizes its need to have a factual basis in assertions that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal,

improper or immoral conduct. However, the Company respectfully submits that the phrase stating that GAMCO is conducting “another needless, costly and distracting proxy contest to elect its own director candidates to your Board, despite the failure of similar attempts in 2013 and 2014” is fair and reasonable under the circumstances and is adequately supported. The phrase cannot reasonably be construed as technical legal terminology, but rather as common usage in the corporate setting. In common usage, mounting a proxy contest requires the target company to respond (unless it agrees with the insurgent, in which case there would probably not be a contest). Given that GAMCO’s proxy fight against the Company is something it elected to launch (as opposed to being required to launch), it is reasonable to characterize the Company being required to respond (lest it lose) as being “forced” to respond.

Further, that the proxy contest is “needless” is also not a technical legal statement but rather a reasonably supported statement of the Company’s position. The Company respectfully submits that the following facts taken together amply support this statement:

(a)	Despite the fact that GAMCO unsuccessfully conducted a similar proxy contest in 2014 in which its nominees received just 21% of the votes cast (including GAMCO’s own ownership interest of 13.24%), GAMCO is once again conducting a proxy contest – and two of its current nominees are candidates who were nominated and lost in 2014;
(b)	The Company has requested interviews by members of its Board with GAMCO’s candidates, but GAMCO has not responded to such requests to interview their nominees;
(c)	GAMCO has not identified goals or potential contributions of its nominees that are incremental to the capabilities already present on the Company’s Board of Directors;
(d)	GAMCO has not identified any particular failings or missed opportunities by the Company or its Board;
(e)	GAMCO admits it has no plans for the Company;
(f)	GAMCO has rejected past attempts by the Company to settle in a reasonable manner; and
(g)	Even while GAMCO cannot point to anything specific that needs to be changed, the Company has, in fact, made significant changes further supporting the Company’s position that there is no need for a proxy contest, including: (i) continuing to shift production to lower-cost facilities (including through the launch of a new manufacturing facility in Mexico); (ii) changing the composition of the Board (four of the Company’s Board members have tenures of less than 16 months); (iii) continuing to return value to shareholders through dividends and the authorization of a new stock repurchase program (with Superior comparing very favorably to an identified peer group of auto parts manufacturers in total return of capital); and (iv) continuing to strengthen the company’s leadership through the appointment of a new CEO in 2014 and additional management changes in 2014 and 2015.

As a result of the above factors, it is the Company’s position that the contest launched by GAMCO is needless. Further, as disclosed in the Company’s proxy statement, the Company’s aggregate expenses related to the solicitation process for the proxy contest are expected to be significantly in excess of what the Company would normally expend in connection with an Annual Meeting of Shareholders. As also disclosed in the Company’s proxy statement, key members of the Company’s management and the Company’s Board of Directors are engaged in such proxy solicitation, which necessitates a shift in focus away from the management of the Company. As such, the Company has a supportable position that this proxy contest, in addition to being needless, is costly and distracting for the Company.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter or in the Amended Proxy Statement, please call me or Keith E. Gottfried of Morgan, Lewis & Bockius LLP, each of which is serving as counsel to Superior. We can be reached by telephone at (312) 558-5723 and (202) 739-5947, respectively, or via email at btoth@winston.com and kgottfried@morganlewis.com, respectively.

Respectfully submitted,

/s/ Bruce A. Toth

Bruce A. Toth

cc:	Donald J. Stebbins (Superior Industries International, Inc.)
Kerry A. Shiba (Superior Industries International, Inc.)
Keith E. Gottfried, Esq. (Morgan, Lewis & Bockius LLP)